Exhibit 99.1

Neptune Wellness Solutions Inc. Enters Into a US$45 Million Letter of Credit Facility With Perceptive Advisors

LAVAL, QC, Oct. 30, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, today announced that its Innovations business unit has entered into a letter of credit facility with Perceptive Advisors to provide the Company with up to US$45 million to support the fulfillment of large purchase orders placed by a customer.

The product is being sourced by Neptune from an overseas supplier. Neptune is not paying a fee for the establishment of this facility will incur a fee of 2.5% on any funds actually drawn under the facility.

Michael Cammarata, Chief Executive Officer of Neptune Wellness Solutions, said: "We are thrilled to have the support from Perceptive, which is a recognized leader in growth capital financing, to support the increasing demand for Neptune products."

"Perceptive is pleased to provide growth capital to support Neptune's exciting strategy and are enthusiastic about the potential prospects for the company as it continues its transformation into a leader in the health and wellness consumer packaged goods space," said Adam Stone, Chief Investment Officer, Perceptive Advisors.

Perceptive Advisors is the beneficial owner of more than 10% of the voting securities of the Company and is a "related party" of the Company within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"). As such, the facility constitutes a "related party transaction" within the meaning of MI 61-101. The Company is relying on an exemption from the minority approval requirement that applies to related party transactions, which exemption is available to the Company as: (i) the facility was obtained on reasonable commercial terms that are not less advantageous to the Company than if the facility were obtained from a person dealing at arm's length with the Company; (ii) the facility is not convertible into equity or voting securities of the Company or a subsidiary of the Company; and (iii) the facility is not repayable as to principal or interest in equity or voting securities of the Company or a subsidiary of the Company. The Board of Directors, all of whom are independent of Preceptive Advisors, unanimously approved the transaction.

For more information visit www.neptunecorp.com.

ABOUT NEPTUNE WELLNESS SOLUTIONS INC.:
Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers.

Underpinned by a disruptive spirit, Neptune's diversified, and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, which are poised for rapid growth and expansion.

Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions. For additional information, please visit: www.neptunecorp.com

ABOUT PERCEPTIVE ADVISORS:
Founded in 1999 and based in New York, NY, Perceptive Advisors is an investment management firm with over $5 billion in assets whose activities are focused on supporting the progress of the life sciences industry by identifying opportunities and directing financial resources to the most promising technologies in healthcare.  For more information about Perceptive, visit www.perceptivelife.com.

FORWARD LOOKING STATEMENTS:
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein include, without limitation, statements about the fulfillment of purchase orders, the availability of products from Neptune's supplier, and the anticipated use of proceeds of the financing and other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors". Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: ICR, John Mills, 646-277-1254, John.Mills@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 15:14e 30-OCT-20